# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Steakholder Foods Ltd., CIK 0001828098
CUSIP: 85805R203
Title of class of securities: American Depositary Shares
Address of issuer's principal executive offices: 22 EINSTEIN ST., NESS ZIONA, Israel (L3), 7403686
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002159490
Persons authorized to receive notices and communications: Keng Jie Lee, 5, Jalan Duta Villa 1, Shah Alam, Malaysia (N8), 40170, 6587188669

## Reporting persons
- Lee Keng Jie (CIK 0002159490): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 72,583; shared voting power 0; sole dispositive power 72,583; shared dispositive power 0; aggregate amount beneficially owned 72,583 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares
Name of issuer: Steakholder Foods Ltd.
Address of issuer's principal executive offices: 22 EINSTEIN ST., NESS ZIONA, Israel (L3), 7403686

## Item 2. Identity and Background
Name of person filing: Lee keng Jie
Residence or business address: 5, Jalan Duta Villa 1, Seksyen U13 Shah Alam, 40170 Selangor, Malaysia.
Present principal occupation or employment: Individual Investor, 5, Jalan Duta Villa 1, Seksyen U13 Shah Alam, 40170 Selangor, Malaysia.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reporting person utilised personal funds to purchase the securities reported herein. The aggregate purchase price for 72,583 ADSs held by reporting person is approximately USD85,204(of which approximately USD68,147 of just the 62,583 ADSs) was expended to purchase the 62 583 ADSs on October 1, 2026

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting person acquired the 72,583 ADSs of issuer reported herein for investment purposes. Based on the reporting person's belief that the securities represented an attractive investment opportunity.
The reporting person intends to review their investment on a continuing basis. Depending on various factors, including the issuer business, financial condition, and stock price, as well as general market and economic conditions, the reporting person may from time to time purchase additional ADSs or ordinary shares, or dispose of some or all of their holdings in the open market or in private transactions.
Except as set forth above, the reporting person does not have any current plans or proposal that relate to or would result in any of the actions or transactions described in subparagraphs (a) through (j) of item 4 of schedule 13d

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this filing, the reporting person beneficiary owns an aggregate 72,583 ADSs( representing 870,996,000 ordinary shares), which represents approximately 6.52% of issuer outstanding equity securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 72,583
Transactions in the class effected during the past sixty days: Except as set forth below, there have been no transactions in the Issuer's ADSs by the reporting person during past 60 days. On October 1, 2026, the reporting person purchased 62,583 ADSs in open market through webull financial LLC ar price of USD1.088
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, ADSs reported in this statement
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understanding, or relationships of any kind between the reporting person and any other person with respect to the securities of issuer

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Lee Keng Jie: Lee Keng Jie, Lee Keng Jie (10/08/2026)